

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2011

<u>Via U.S. Mail</u>
Tao Wang, Chief Executive Officer
Qingdao Footwear, Inc.
269 First Huashan Road
Jimo City, Qingdao
Shandong, PRC

> **Re:** **Qingdao Footwear, Inc.**
> **Item 4.01 Form 8-K**
> **Filed March 25, 2011**
> **File No. 000-53075**

Dear Mr. Wang:

We issued comments to you on the above captioned filing on March 29, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by May 4, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by May 4, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact me at (202) 551-3315 if you have questions regarding comments on the filing and related matters.

Sincerely,

/s/ John T. Archfield Jr.

John T. Archfield Jr.
Staff Accountant